Exhibit 99.2

STAR BULK CARRIERS CORP.

ANNOUNCEMENT OF TOTAL VOTING RIGHTS

Following the parallel listing and admission of the totality of 116,071,386 common, dematerialized, registered, voting shares, of a par value $0.01 each issued by Star Bulk Carriers Corp. (the “Company” and the “Common Shares”, respectively) on the Main Market of the Regulated Securities Market of Euronext Athens (the “Admission”), the Company notifies the market of the following:

As at 16 September 2026, immediately after Admission, the issued share capital and voting rights of the Company are as follows:

Class of share	Total number of shares in circulation	Number of voting rights attached to each share	Total number of voting rights of shares in circulation
Common Shares ($0.01)	116,071,386	1	116,071,386

Therefore, the total voting rights are 116,071,386. This figure may be used by shareholders as the denominator for the calculations by which they should determine whether they are required to notify their interest in, or a change to their interest in, the Company under Greek law 3556/2007, transposing Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market.

This announcement is made in accordance with article 9 par. 5 of Greek law 3556/2007.

Investors interested in further information and clarifications may contact, on business days and hours, the Company’s executive offices in Maroussi Attica, Greece (c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 151 24, Attica, Greece), tel.: (+30) 210 6178 400, contact: IR Officers: Stefanos Spanos, Evelyn Kolintza Τ: 210 6178 099 E-mail:ir@starbulk.com.

Wednesday, 16 September 2026

STAR BULK CARRIERS CORP.

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